EXHIBIT 1.02

KNOLL, INC.

2013 CONFLICT MINERALS REPORT

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Knoll, Inc. (“Knoll”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are currently limited to tantalum, tin and tungsten.  The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  As described in this Report, certain of Knoll’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products.

Description of Knoll Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

These products, which are referred to in this Report collectively as the “Covered Products,” are the following:  seating, systems, electrical components and lighting products.

Knoll’s Due Diligence Process

Knoll has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals.  This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.  Knoll also exercised due diligence on the source and chain of custody of the Conflict Minerals.  Knoll’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

As part of its due diligence process, Knoll has adopted a Conflict Minerals Sourcing Policy (the “Sourcing Policy”), which incorporates the standards set forth in the OECD Guidance and objectives of the Rule.  In short, the Sourcing Policy reiterates our commitment to responsibly sourcing products, including Conflict Minerals, from suppliers that share our values with regard to human rights, ethics, and social and environmental responsibility.  To that end, Knoll supports the goal of preventing armed groups in the Covered Countries from benefitting from the sourcing of Conflict Minerals in that region.  Engagement with suppliers has also been strengthened, as Knoll added “DRC conflict free” sourcing language to its Purchase Order Terms and Conditions, and began directly asking upstream suppliers about their involvement with Conflict Minerals in order to develop more clarity regarding the supply chain.

During 2013, Knoll began participating in groups and forums focused on responsible sourcing of Conflict Minerals.  Knoll has participated in the Business + Institutional Furniture Manufacturers Association (BIFMA) effort to standardize and simplify data collection for suppliers.  BIFMA’s efforts related to Conflict Minerals are aligned with the work of the Electronic Industry Citizenship Coalition® (EICC®) and Global e-Sustainability Initiative (GeSI), which Knoll has utilized as an integral part of its due diligence process. The EICC and GeSI due diligence approach developed a Conflict Minerals Reporting Template to collect standardized supplier responses to due diligence inquiries.  Knoll began sending these Templates to suppliers in June 2013, was still collecting responses at year-end, and has continued to do so in 2014, following up with suppliers when appropriate.

Knoll expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in Knoll products may benefit armed groups in the Democratic Republic of the Congo or an adjoining country.  Continued engagement with suppliers to obtain current, accurate and complete information about the supply chain is a major priority; this includes a focus on following up with suppliers who cannot prove clear statements about their own DRC conflict free sourcing status.  Knoll is also committed to encouraging suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.  The addition of “DRC conflict free” sourcing language to the Knoll Purchase Order Terms and Conditions signals to suppliers that Knoll is serious about DRC conflict free Conflict Mineral sourcing.  Lastly, continued involvement with BIFMA’s Conflict Minerals initiatives will encourage “conflict-free” supply chains from an industry-wide perspective.

Knoll’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals.  In this regard, Knoll does not purchase Conflict Minerals directly from mines, smelters or refiners.  Knoll must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.  Moreover, Knoll believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore the Company has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Knoll supply chain.

Encouraging signs of increased transparency with regard to Conflict Minerals supply chains and supplier engagement are appearing already.  Some Knoll suppliers are working to ensure that their own suppliers are on the growing Conflict Free Smelter (CFS) Compliant Smelter List; even more are drafting and beginning to implement compliance measures that will require their own direct suppliers to be DRC conflict-free.  These trends have been contained in supplier responses to Knoll’s distribution of EICC/GeSI Conflict Mineral Reporting Templates.  Knoll is committed to maintaining our influence upon suppliers for compliance through their own supply chains in order to more clearly define the sources of Conflict Minerals in our supply chain and reduce the risks that such Conflict Minerals may benefit armed groups in the Democratic Republic of the Congo and the other Covered Countries.

This Conflict Minerals Report is also publicly available on the Knoll Investor Relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=66169&p=irol-irhome.